GENOMIC HEALTH, INC.
301 Penobscot Drive
Redwood City, California 94063
September 14, 2010
VIA EDGAR
John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Genomic Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No, 000-51541
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010
File No. 000-51541
Dear Mr. Reynolds:
     This letter sets forth the responses of Genomic Health, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 11, 2010. To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s responses.
Form 10-K for Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
General, page 50
1.	In order to enhance an investor’s understanding of your business and improve disclosure regarding contractual adjustments and the composition of your accounts receivable balances, please provide us with current disclosure and confirm in future filings you will expand your disclosures regarding “product revenues” to include the following:

Securities and Exchange Commission
September 14, 2010

a.	State if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each test performed, or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining your estimate.
Response:
In future filings, the Company will include in its discussion of Revenue Recognition the disclosure below:

Test revenue recognized on an accrual basis is recorded upon delivery of each test performed, net of any contractual discount at the amount that we expect to collect. We determine the amount we expect to collect on a per payor, per contract or agreement basis, based on our analysis of the historical average payments. This average amount is typically lower than the agreed upon amount due to several factors, such as the amount of patient co-payments, the existence of secondary payors and claim denials. We typically review our analysis annually, or at the time a contractual price change is implemented or when information comes to our attention that leads us to believe an adjustment may be warranted.
b.	Disclose the payor mix classifications and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, Self-pay, etc.). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
Response:
Set forth below is the disclosure regarding accounts receivable aging as of December 31, 2009. In future filings, the Company will include similar tabular disclosure of accounts receivable aging in its discussion of Liquidity and Capital Resources. The Company supplementally advises the Staff that it requires prepayment for any testing services paid for solely by patients. Accordingly, the Company has not included a separate breakout of self-pay in the table below.

Securities and Exchange Commission
September 14, 2010

The following table sets forth the breakdown of our accounts receivable aging by category as of December 31, 2009:

December 31, 2009
($ in thousands)		% of		31-60	61-90	91-120	121 to 180	Over 180
Classification	Total	Total	Current	Days	Days	Days	Days	Days
Managed Care and Other	$6,591	56.5%	$3,391	$1,164	$563	$386	$410	$677
Medicare	5,077	43.5%	1,459	2,018	885	218	193	304

Total	11,668	100%	$4,850	$3,182	$1,448	$604	$603	$981

Allowance for Doubtful Accounts	(545)

Net Accounts Receivable	$11,123

c.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in year aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self pay.
Response:
The Company supplementally advises the Staff that it generally does not have any material amounts in the balances set forth in its response to 1.b. above that are pending approval from third-party payors.
d.	Please disclose amounts not yet recognized for tests where results have been delivered, but no revenues have been recognized because collection is not reasonably assured.
Response:
The Company believes that including this information in the absence of recognizing the corresponding amounts as product revenue would introduce a level of uncertainty that would be misleading to investors. In accordance with the Company’s revenue recognition policy, no revenue has been recognized where there is uncertainty of payment. Any cash payments related to these amounts are recorded as revenue upon receipt. The Company respectfully submits to the Staff that management believes disclosure of amounts where collection is not reasonably assured would result in confusion and possible erroneous assumptions regarding the Company’s future product revenue levels.

Securities and Exchange Commission
September 14, 2010

e.	Please disclose the days’ sales outstanding for each period presented and the reasons for significant changes from the prior period.
Response:
In future filings, the Company will include disclosure of days’ sales outstanding in the discussion of Liquidity and Capital Resources similar to the disclosure below. In addition, future disclosures will include a discussion of significant changes in days’ sales outstanding from the prior period.
Days’ sales outstanding was 48 days for the year ended December 31, 2009.
Schedule 14A Filed on April 29, 2010
Executive Compensation, page 11
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
The Company did not include disclosure in its proxy statement for its 2010 Annual Meeting of Stockholders in response to Item 402(s) of Regulation S-K because it concluded that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
In making this determination, as part of its annual executive compensation process, the Compensation Committee of the Company’s Board of Directors, in consultation with the Company’s executive management, reviews and considers whether any risks are reasonably likely to arise out of the Company’s employee compensation policies and practices and the likelihood that any such risks could have a material adverse effect on the Company. As part of this process, the Company reviews and establishes for its employees a compensation package consisting of fixed salary and incentive based compensation designed to promote achievement of corporate objectives and long-term corporate performance. The Company’s compensation philosophy with respect to its executive officers has and continues to focus more on the use of equity-based compensation rather than cash-based compensation, although the Company expects to use cash-based compensation to a greater degree than it has in the past.
Equity-based compensation is subject to multi-year vesting, which serves to align employee long-term incentive compensation with long-term corporate performance and stockholder value.

Securities and Exchange Commission
September 14, 2010

The Company has an annual cash bonus pool for employees that is tied to corporate and operational goals. Those goals are approved by the Compensation Committee and the independent members of the Board of Directors. The eligible bonus pool in 2009 for the Company’s employees and executive officers was 10% of total company-wide base salary, and the eligible pool for higher-level employees, including executive officers, was subject to an increase of 5% of those employees’ total salary base if additional objectives related to profitability and product development were achieved. The 2010 bonus program has a funding target of 15% of base salary for executive officers and employees who comprise the management committee, with an additional 5% increase upon achievement of an additional financial performance goal.
The target payouts under the incentive compensation plan are not guaranteed and subject to the discretion of the Compensation Committee, in the case of the Company’s executive officers, and the Company’s executive management, in the case of the Company’s other employees. The structural components of employees’ incentive compensation, including the relatively low level of cash-based incentive compensation, the setting of corporate goals with actual cash payouts based primarily on an achievement scale, and the individual performance evaluation process, are designed to lessen risks that could potentially have a material adverse effect on the Company. The Company also believes that sales representative compensation, including commission-based compensation, is designed in a manner that lessens risks that could have a material adverse effect on the Company.
As a result of its review of employee compensation and the compensation process, the Company concluded that risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
*                               *                               *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 14, 2010

     We believe the foregoing to be responsive to the Staff’s comments. Please direct any questions or comments regarding this response to the undersigned at 650.569.2290.

Sincerely, /s/ G. Bradley Cole G. Bradley Cole Chief Operating Officer and Chief Financial Officer Genomic Health, Inc.

cc:	Kimberly J. Popovits, Genomic Health, Inc. Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP